EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
(dollars in millions)
Earnings from continuing operations before taxes	$508.1	$552.7	$579.4	$397.0	$456.3	$416.8
Add (Deduct):
Fixed charges	13.0	17.4	16.6	21.8	17.3	17.7
Undistributed earnings of less than 50% owned companies carried at equity	(0.8)	(1.9)	(0.7)	(0.2)	(3.6)	(2.4)

Earnings available for fixed charges	$520.3	$568.2	$595.3	$418.6	$470.0	$432.1

Fixed charges:
Interest, including amounts capitalized(1)	$9.0	$12.1	$11.9	$16.9	$12.2	$12.7
Proportion of rent expense deemed to represent interest factor	4.0	5.3	4.7	4.9	5.1	5.0

Fixed charges	$13.0	$17.4	$16.6	$21.8	$17.3	$17.7

Ratio of earnings to fixed charges	40.02	32.66	35.86	19.20	27.17	24.41

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.